UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

First Trust RiverFront Dynamic Emerging Markets ETF

33739P707

December 31, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  33739P707
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

Truist Financial Corporation as Parent Holding Company for
Truist Advisory Services, Inc. in various fiduciary capacities.
56-0939887

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
North Carolina


Number of	5.  Sole Voting Power	                 44,858.
Shares
Beneficially	6.  Shared Voting Power		              0.
Owned by
Each		7.  Sole Dispositive Power                44,858.
Reporting
Person With	8.  Shared Dispositive Power	               0.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	   44,858.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	 6.408%

12.  Type of Reporting Person*
	HC / BD




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
First Trust Exchange-Traded Fund III
(b) Address of Issuer's Principal Executive Offices:
120 East Liberty Drive, Suite 400
Wheaton, IL 60187


Item 2.
(a) Name of Person Filing:
Truist Financial Corporation as Parent Holding Company for
Truist Advisory Services, Inc.
(b) Address of Principal Business Office or, if none, Residence:
214 North Tryon Street
Charolotte, NC 28202
(c) Citizenship:
Truist Financial Corporation is a North Carolina corporation;
Truist Advisory Services, Inc. is a Delaware corporation.
(d) Title of Class of Securities:
Exchange traded fund
(e) CUSIP Number
33739P707

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [X]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:			     	         44,858.
(b) Percent of class:				                 6.408%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		         44,858
(ii) Shared power to vote or to direct the vote		              0.
(iii) Sole power to dispose or to direct the disposition of      44,858.
(iv) Shared power to dispose or to direct the disposition of          0.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees may share the power to direct the receipt of income including dividends as well as the proceeds from sale of securities.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2022
Date

/s/  Robert R Magill
Signature
Robert R Magill / Vice President
Name / Title








Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28292

March 16, 2022

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by Truist Financial Corporation and its subsidiaries of shares of First Trust RiverFront Dynamic
Emerging Markets ETF.

Please call the undersigned at (252) 246-2190 if you have any questions.

Sincerely,


/s/  Robert R Magill
Vice President